UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number 000-51559

STEALTHGAS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K originally furnished to the Securities and Exchange Commission by the registrant on August 4, 2014 and attaching as Exhibit 99.1 the registrant’s press release, dated May 22, 2014, is being filed solely for the purposes of incorporating Exhibit 99.1 to that Report on Form 6-K (other than the section entitled “CEO Harry Vafias commented”, except for the first two sentences of the second paragraph of that section) into the registrant’s registration statements on Form F-3 (Registration Nos. 333-189971 and 333-143804) and Form S-8 (Reg. No. 333-144240).

Exhibit 99.1 to the Report on Form 6-K (other than the section entitled “CEO Harry Vafias commented”, except for the first two sentences of the second paragraph of that section) is hereby incorporated by reference into (1) the Registration Statement on Form S-8 (Reg. No. 333-144240) of StealthGas Inc. filed with the Securities and Exchange Commission on June 29, 2007 and the reoffer prospectus, dated June 29, 2007, contained therein, (2) the Registration Statement on Form F-3 of StealthGas Inc. (Registration No. 333-143804) and (3) the Registration Statement on Form F-3 of StealthGas Inc. (Registration No. 333-189971), and in each case deemed to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2014

STEALTHGAS INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer